Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd

Announces New Strategic Alliance to Develop E-Commerce Business

SHANGHAI, April 25, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through integration of technology, industry, and finance, today announced that the Company’s controlled affiliate, Fintech Supply Chain Management (Shandong) Co., Ltd (“Shandong Fintech”), has entered into a cooperation agreement (“the Agreement”) with Jiangsu Lulou Cultural Media Co., Ltd. (“JL”), an e-commerce service provider specialized in operating Pinduoduo , one of the Chinese largest e-commerce platform. The partnership represents a significant initiative of the Company to develop e-commerce business.

Pursuant to the Agreement, Shandong Fintech agrees to authorize JL to operate its e-commerce store on Pinduoduo and take in charge of associated operation, promotion, marketing, and inventory planning. Shandong Fintech agrees to take in charge of the purchase of goods sold on its Pinduoduo store and JL agrees to notify Shandong Fintech of purchase quantity, delivery date, and other requirements. It is expected that the scale of cooperation will exceed RMB 200 million (approximately US$28.9 million).

To better leverage the Company’s advantage of supply chain of agricultural products, the Company plans to sell high-quality rice on its Pinduoduo store at the beginning. With China being the largest producer and consumer of rice globally, accounting for 30% of the total world production and consumption of rice, this partnership presents a significant growth opportunity for the Company. Around 65% of the Chinese population relies on rice as their staple food.  In 2021, China produced approximately 214.4 million metric tons of rice, with a harvested area of 30.4 million, according to the Food and Agriculture Organization (FAO).  Reportlinker’s analysis predicts that the Fortified Rice market in China will reach a projected market size of US$6.9 billion by 2030, with a Compound Annual Growth Rate (CAGR) of 9.7% from 2022 to 2030.

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented. “We are thrilled to establish the partnership with JL through the Agreement. We believe the new partnership will be a valuable complement to our existing business and is expected to diversify our revenue sources and strengthen our profitability. As we move forward, we are confident in our ability to reinforce our market standing and generate greater value for our shareholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com